Mail Stop 4561

January 17, 2007

Paul Moore
Chief Financial Officer
Bank of the Ozarks, Inc.
12615 Chenal Parkway, P.O. Box 8811
Little Rock, Arkansas 72231

> **RE:** **Bank of the Ozarks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 333-27641**

Dear Mr. Moore,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant